Filed pursuant to Rule 424(b)(4)
Registration No. 333-138509
PROSPECTUS

Common Stock
Rights to Purchase up to
 1,001,342 Shares of Common Stock

We are distributing at no charge to holders of our common stock and Series B preferred stock non-transferable subscription rights to purchase shares of our common stock. You will receive 0.0910 of a subscription right for each share of common stock and each share of Series B preferred stock held of record at the close of business on November 20, 2006. We will not issue fractional rights and will round all of the subscription rights down to the nearest whole number. We are distributing subscription rights exercisable for up to 1,001,342 shares of our common stock.

Each whole subscription right will entitle you to purchase one share of our common stock at a subscription price equal to $17.97 per share.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on December 15, 2006, unless we extend the offering period. You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold or transferred.

If you exercise all of the rights distributed to you, you will also be entitled to purchase additional shares not purchased by other stockholders pursuant to the over-subscription rights described in this prospectus.

We may cancel or terminate the rights offering at any time prior to its expiration. If we terminate or cancel this offering, we will return your subscription price, but without any payment of interest.

The shares are being offered directly by us without the services of an underwriter or selling agent.

Shares of our common stock are traded on the Nasdaq Global Market under the symbol “ELOY.” On November 17, 2006, the closing sale price for our common stock was $17.90 per share. The shares of common stock issued in the rights offering will also be listed on the Nasdaq Global Market under the same symbol.

The exercise of your subscription rights for shares of our common stock involves risks. You should carefully consider the risk factors beginning on page 9 of this prospectus before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 20, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any exercise of the rights.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

What is a rights offering?

We are distributing to holders of our common stock and Series B preferred stock as of the close of business on November 20, 2006, which is the record date for this rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive 0.0910 of a subscription right for each share of common stock and each share of Series B preferred stock you owned at the close of business on the record date. The subscription rights will be evidenced by rights certificates. We will not issue fractional rights and will round all of the subscription rights down to the nearest whole number. Rights issued in respect of restricted stock issued to some of our directors, officers and employees that has not vested on or prior to the expiration date cannot be exercised.

What is a right?

Each whole subscription right will entitle you to purchase one share of our common stock at a subscription price equal to $17.97 per share, which is the average closing price of our common stock on the Nasdaq Global Market over the five trading day period ended November 17, 2006. You may exercise any number of whole subscription rights, or you may choose not to exercise any subscription rights.

Why are we conducting the rights offering?

We are making the rights offering in order to raise capital and strengthen our financial position. Our board of directors considered a number of financing alternatives and considered, among other things, the relative costs of the various alternatives, the potential dilution to our current stockholders of various alternatives, the market price of our common stock and general conditions of the securities markets.

Will holders of the Series B preferred stock receive rights?

Yes. The terms of our outstanding Series B preferred stock give the holders of the Series B preferred stock the right to participate in the rights offering on the same basis as the holders of our common stock without having to convert their shares of Series B preferred stock into common stock.

Am I required to exercise the rights I receive in the rights offering?

No. You may exercise any number of your whole rights, or you may choose not to exercise any rights. However, if you choose not to fully exercise your basic subscription privilege, the relative percentage of our common stock that you own will decrease and your voting and other rights will be diluted.

What is the basic subscription privilege?

For each whole right that you own, you will have a basic subscription privilege to buy from us one share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your rights.

What is the over-subscription privilege?

If you exercise your basic subscription privilege in full, you will also be entitled to purchase additional shares not purchased by other stockholders pursuant to their basic subscription privilege at the same subscription price per share that applies to the basic subscription privilege.

What are the limitations on the over-subscription privilege?

We will be able to satisfy your exercise of the over-subscription privilege only if other stockholders do not elect to purchase all of the shares offered under their basic subscription privilege. We will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege. If over-subscription requests exceed shares available, we will allocate the available shares pro rata based on the number of shares each oversubscribing stockholder purchased under the basic subscription privilege. Any excess subscription payments will be returned, without interest, promptly after the completion of the rights offering.

How soon must I act to exercise my rights?

The rights may be exercised beginning on the date of this prospectus through the expiration date, which is 5:00 p.m., New York City time, on December 15, 2006. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you at or before the expiration date. Although we have the option of extending the expiration date of the subscription period, we currently do not intend to do so.

May I transfer my rights?

No. You may not sell or transfer your rights.

Are we requiring a minimum subscription to complete the rights offering?

No. We may decide to consummate the rights offering even if less than all of the shares we are offering are purchased.

How was the subscription price determined?

The subscription price was established by our board of directors and is the average closing price of our common stock on the Nasdaq Global Market over the five trading day period ended November 17, 2006. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition, the future market value of our common stock or any other established criteria of value. We cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Have any stockholders indicated they will exercise their rights?

Several of our directors who are also stockholders have individually advised us that they currently intend to participate in the rights offering. In addition, two of our largest stockholders, entities affiliated with TCV IV, L.P. and TCV III (Q), L.P., which we refer to as Technology Crossover Ventures or TCV, and entities affiliated with Sutter Hill Ventures, which we refer to as Sutter Hill Ventures, have individually advised us that they currently intend to participate in the rights offering. However, we do not have any formal commitments from any of the foregoing stockholders to participate in the rights offering and we cannot assure you that any of them will exercise all or any part of their basic subscription privilege or their over-subscription privilege.

If Technology Crossover Ventures and Sutter Hill Ventures exercise their basic subscription privileges in full and no other stockholders do so, the approximate percentage of the outstanding common stock owned by Technology Crossover Ventures would increase from 9% to 11%, and the approximate percentage of the outstanding common stock owned by Sutter Hill Ventures would increase from 5% to 6%. In addition, the approximate percentage of the outstanding voting stock (which includes our Series B preferred stock) owned by Technology Crossover Ventures would increase from 22% to 23%, and the approximate percentage of the outstanding voting stock owned by Sutter Hill Ventures would increase from 12% to 13%. Their percentage ownership could increase further if they exercised their over-subscription privileges.

Are there any other conditions to the completion of the rights offering?

Yes. The completion of the rights offering is subject to the conditions described under “The Rights Offering — Conditions, Withdrawal and Termination.”

Can the rights offering be canceled?

Yes. We may cancel the rights offering at any time prior to the expiration date and for any reason, in which event all funds received in the rights offering will be returned without interest to those persons who subscribed for shares in the rights offering.

How do I exercise my rights?

You must properly complete the enclosed rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent before 5:00 p.m., New York City time, on December 15, 2006. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your subscription rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedure.”

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise the basic subscription privilege and then the over-subscription privilege to the extent of the payment. If the payment exceeds the subscription price for the full exercise of the basic and over-subscription privilege, or if you subscribe for more shares than you are eligible to purchase pursuant to the over-subscription privilege, the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, the subscription agent will return promptly, without interest, all subscription payments.

Must I pay the subscription price in cash?

Yes. You must timely pay the full subscription price for the basic subscription privileges and the over-subscription privileges you with to exercise by a certified or cashier’s check drawn on a U.S. bank, U.S. postal money order or personal check that clears before the expiration date of the rights offering.

What if a bank, broker or other nominee is the record holder of my shares?

If you wish to exercise your rights, please promptly contact the bank, broker or other nominee holding your shares. Your bank, broker or other nominee holder is the holder of the shares you own and must exercise the rights on your behalf for shares you wish to purchase. The bank, broker or other nominee has been requested to contact you for instructions on exercising your rights.

After I exercise my rights, can I change my mind?

No. Once you send in your rights certificate and payment, you cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable. You should not exercise your rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to this rights offering.

Is exercising my rights risky?

The exercise of your rights involves risks. Exercising your rights means buying shares of our common stock, and should be considered as carefully as you would consider other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors.”

Has eLoyalty’s board of directors made a recommendation regarding the rights offering?

The decision whether to exercise your rights must be made by you based on your evaluation of our business and the terms of the offering. Our board of directors does not make any recommendation to you about whether you should exercise your rights.

What fees or charges apply if I exercise my rights?

We are not charging any fees or sales commissions to issue rights to you or to issue shares to you if you exercise your rights. If you exercise your rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

When will I receive my new shares of common stock?

If you purchase shares of common stock through the rights offering, we will issue certificates representing those shares to you or DTC on your behalf, as the case may be, as soon as practicable after the completion of the rights offering. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

Will the rights be listed on a stock exchange or market?

The rights will not be listed on the Nasdaq Global Market or any other stock exchange or market. Our common stock trades on the Nasdaq Global Market under the symbol “ELOY” and the shares to be issued in connection with the rights offering will be eligible for trading on the Nasdaq Global Market.

What are the U.S. federal income tax consequences of exercising my rights?

The receipt and exercise of your rights will not be taxable under U.S. federal income tax laws. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See “Certain Material U.S. Federal Income Tax Considerations.”

What happens if I choose not to exercise my rights?

You are not required to exercise your rights or otherwise take any action in response to this rights offering. If you do not exercise your rights and the rights offering is completed, the number of shares of our common stock or Series B preferred stock you own will not change but your percentage ownership of our total outstanding voting stock will decrease. Your percentage ownership of our voting stock may also decrease if you do not exercise your basic subscription privilege in full.

How many shares of common stock will be outstanding after the rights offering?

As of September 30, 2006, there were 8,019,567 shares of our common stock and 4,099,234 shares of our Series B preferred stock outstanding. We will issue up to 1,001,342 shares of common stock in the rights offering, depending on the number of rights that are exercised. Based on the number of shares outstanding as of September 30, 2006, if we issue all 1,001,342 shares of common stock available in this rights offering, we would have 9,020,909 shares of common stock and 4,099,234 shares of Series B preferred stock outstanding.

How much money will eLoyalty receive from the rights offering?

The total proceeds to us from the rights offering will depend on the number of rights that are exercised. If we issue all 1,001,342 shares available in the rights offering, the total proceeds to us, before expenses, will be approximately $18.0 million.

What if I have more questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact the subscription agent, Mellon Bank, N.A., c/o Mellon Investor Services LLC, at (800) 777-3674, which is also acting as information agent.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before deciding whether to exercise your rights. For a more complete understanding of this rights offering, the common stock and our company, we encourage you to read this entire prospectus, including the information under the heading “Risk Factors,” and the documents to which we refer you under the heading “Incorporation by Reference.”

We are a leading management consulting, systems integration, and managed services company focused on optimizing customer interactions. With professionals throughout North America and an additional presence in Europe, we offer a broad range of enterprise customer resource management, or CRM, services and solutions that include creating customer strategies; defining technical architectures; improving sales, service and marketing processes; and selecting, implementing, integrating, supporting and hosting best-of-breed CRM and analytics software applications. We derive revenue from three primary sources: consulting services, managed services and the sale of product, which are frequently sold and delivered together.

We are focused on growing and developing our business through two primary service lines: Behavioral Analyticstm and Converged Internet Protocol Contact Center Solutions. In recent years, we have invested heavily to develop the following differentiated capabilities in these service lines:

Behavioral Analyticstm(“BA”)

eLoyalty pioneered this solution, which applies human behavioral modeling to analyze and improve customer interactions. Using our BA applications, eLoyalty can help clients:

•	automatically measure customer satisfaction and agent performance on every call;

•	identify and understand customer personality;

•	improve rapport between agent and customer;

•	reduce call handle times while improving customer satisfaction;

•	identify opportunities to improve self-service applications; and

•	improve cross-sell and up-sell success rates.

We have designed a scalable application platform to enable us to rapidly implement BA applications for its clients. The BA solution is delivered as a subscription service, primarily in a remote-hosted model.

Converged Internet Protocol Contact Center (“CIPCC”) Solutions

Our CIPCC service line focuses on helping clients realize the benefits of transitioning their contact centers to a single network infrastructure from the traditional two-network (voice network and separate data network) model. These benefits include cost savings, remote agent flexibility and application enhancements. eLoyalty has developed a set of tools and methodologies to help clients financially model, plan migration paths, and configure, integrate and support converged Internet Protocol (“IP”) network solutions within their contact center environments.

We derive revenue from three primary sources: consulting services, managed services and the sale of product, which are frequently sold and delivered together. It is not uncommon for a consulting services engagement surrounding the design and implementation of customer service or marketing solutions to lead to the sale of both product and a long-term maintenance and support or hosting relationship. These services and products are packaged and marketed through a common business development team.

Our consulting services and managed services delivery teams often work together and leverage common tools and methodologies to deliver this spectrum of solutions to our clients. In addition to consulting services revenue driven by our BA and CIPCC engagements, we derive a majority of our revenue from a broad range of CRM consulting work with long-standing accounts, as well as non-service line follow-on consulting relating to BA and CIPCC engagements. New managed services revenue is primarily driven by BA and CIPCC engagements. We also generate revenue from the resale of product, which consists of software and hardware primarily sold through our CIPCC service line. The vast majority of this revenue relates to reselling products from Cisco Systems, Inc.

We were incorporated in Delaware in May, 1999. Our executive offices are located at 150 Field Drive, Suite 250, Lake Forest, Illinois 60045 (telephone number 847-582-7000).

The Rights Offering

Rights Granted	We have granted to each person who was a record holder of our common stock or Series B preferred stock on the record date 0.0910 of a right for each share of common stock or Series B preferred stock held of record as of the record date.

Rights issued in respect of restricted stock issued to some of our directors, officers and employees that has not vested on or prior to the expiration date cannot be exercised.

Basic Subscription Privilege	For each whole right that you own, you will have a basic subscription privilege to buy from us one share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your rights, or you may chose not to exercise your rights.

Over-Subscription Privilege	If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to subscribe for any shares that our other rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

If holders exercise their over-subscription privileges for more shares than are available to be purchased pursuant to the over-subscription privileges, we will allocate the shares of our common stock to be issued pursuant to the exercise of over-subscription privileges pro rata among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchased by exercising the basic subscription privileges. If you are not allocated the full amount of shares for which you oversubscribe, you will receive a refund of the subscription price, without interest, that you delivered for those shares of our common stock that are not allocated to you. The subscription agent will mail such refunds after the completion of the offering.

Subscription Price	The subscription price per share of common stock is $17.97, which is the average closing price of our common stock on the Nasdaq Global Market over the five trading day period ended November 17, 2006.

Record Date	November 20, 2006

Expiration Date	The rights will expire at 5:00 p.m., New York City time, on December 15, 2006, unless we extend the expiration date.

Procedure for Exercising Rights	You must properly complete the enclosed rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent before 5:00 p.m., New York City time, on December 15, 2006, unless the expiration date is extended.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your subscription rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures.”

Use of Proceeds	The total proceeds to us from the rights offering will depend on the number of rights that are exercised. If we issue all 1,001,342 shares available in the rights offering, the total proceeds to us, before expenses, will be approximately $18.0 million.

We intend to use the proceeds for working capital, capital expenditures and general corporate purposes.

Non-Transferability of Rights	The rights may not be sold, transferable or assigned and will not be listed for trading on any securities exchange or the Nasdaq Global Market.

No revocation	If you exercise your rights, you may not revoke that exercise.

Conditions to the Rights Offering	The completion of the rights offering is subject to the conditions described under “The Rights Offering — Conditions, Withdrawal and Termination.”

Amendment; Termination	We may amend the terms of the rights offering or extend the subscription period of the rights offering. We also reserve the right to withdraw the rights offering at any time prior to the expiration date and for any reason, in which event all funds received in the rights offering will be returned without interest to those persons who subscribed for shares in the rights offering.

No Board Recommendation	The decision whether to exercise your rights must be made by you based on your evaluation of our business and the terms of the offering. Our board of directors does not make any recommendation to you about whether you should exercise your rights.

Issuance of Common Stock	If you purchase shares of common stock through the rights offering, we will issue certificates representing those shares to you or DTC on your behalf, as the case may be, as soon as practicable after the completion of the rights offering.

Listing of Common Stock	Our common stock trades on the Nasdaq Global Market under the symbol “ELOY” and the shares to be issued in connection with the rights offering will be eligible for trading on the Nasdaq Global Market.

Federal Income Tax Consequences	The receipt and exercise of your rights will not be taxable under U.S. federal income tax laws. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See “Certain Material U.S. Federal Income Tax Considerations.”

Subscription and Information Agent	Mellon Bank, N.A.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained or incorporated by reference in this prospectus, before making a decision to invest in our common stock. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We depend on a limited number of clients for a significant portion of our revenue, and the loss of a significant customer or a substantial decline in the number or scope of projects we do for a significant customer would have a material adverse effect on our business.

While our overall levels of client concentration have declined in recent periods, we derive and expect to continue to derive for the foreseeable future a significant portion of our revenue from a limited number of clients. For example, our top customer accounted for 25% of our revenue in the three months ended September 30, 2006. Our top 5 and top 10 customers accounted for 53% and 69% of revenue, respectively, for the three months ended September 30, 2006, 37% and 56% of revenue, respectively, in fiscal year 2005, 52% and 66% of revenue, respectively in fiscal year 2004 and 57% and 73% of revenue, respectively, in fiscal year 2003. The volume of services that we provide for a specific client is likely to vary from year to year, and a major client in one year might not use our services in a subsequent year. To the extent that any significant client uses less of our services or terminates its relationship with us, as may occur as clients respond to conditions affecting their own business, our revenue could decline substantially, which could seriously harm our business.

We depend on good relations with our major clients and any harm to these good relations may materially and adversely harm our business or our ability to compete effectively.

To attract and retain clients, we depend to a large extent on our relationships with our customers and our reputation for high quality consulting services and managed services. We design, create, implement, host, maintain and support applications and solutions that are often critical to our clients’ businesses. While we believe that we generally enjoy good relations with our clients, if a client is not satisfied with our services, products or solutions, including those of subcontractors we employ, it may be damaging to our reputation and business. Any defects or errors in our services or solutions or failure to meet our clients’ expectations could result in:

•	delayed or lost revenue due to adverse client reaction;

•	requirements to provide additional services to a client at a reduced or no charge;

•	negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and

•	claims for damages against us, regardless of our responsibility for such failure.

If we fail to meet our contractual obligations with our clients, we could be subject to legal liabilities or loss of clients. Although our contracts typically include provisions to limit our exposure to legal claims for the services and solutions we provide and the applications and systems we develop or integrate, these provisions may not protect us in all cases.

If we do not effectively manage the risks associated with increasingly complex client projects and new services offerings, our profit margins and our financial results may suffer.

We may fail to accurately estimate the time and resources necessary for the performance of our services. It can be difficult to judge the time and resources necessary to complete consulting projects, to deploy, support and operate hosted solutions, or to support and maintain complex contact center architectures. A number of different risks must be accounted for, including, without limitation, the variability and predictability of the number, size, scope, cost and duration of, and revenue from, client engagements, unanticipated cancellations or deferrals of client contracts or follow-on phases of engagements in process, collection of revenue, variable employee utilization rates, project personnel costs and engagement requirements. Accurate estimates as to the costs and timing of completion of engagements is particularly important for the limited number that are performed on a fixed-price or not-to-exceed basis. Our failure to accurately estimate these risks could reduce the profitability of, or result in a loss on, our engagements and could damage our client relationships and our reputation.

Our ability to retain our existing professionals, and our ability to recruit additional talented professionals, are critical to the success of our business.

We believe that our success will depend substantially on our ability to attract, train, motivate and retain highly skilled management, strategic, technical, product development and other key professional employees. The information technology services industry continues to be people-intensive and faces a shortage of qualified personnel, especially those with specialized skills or experience. We compete with other companies to recruit and hire from this limited pool. If we cannot hire and retain qualified personnel, or if a significant number of our current employees leave, we may be unable to complete or retain existing engagements or bid for new engagements of similar scope and revenue.

If one or more of our key personnel were unable or unwilling to continue in their present positions, they could be difficult to replace and our business could be seriously harmed. This would result not only in the loss of key employees, but also potentially in the loss of client relationships or new business opportunities. In addition, there is no guarantee that the employee and customer non-solicitation and non-competition agreements we have entered into with our senior professionals would deter them from departing us for our competitors or that such agreements would be upheld and enforced by a court or other arbiter across all jurisdictions where we engage in business.

We rely heavily on our senior management team for the success of our business.

We rely heavily on our senior management team to manage our practices. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage the organization. If one or more members of our senior management team leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in managing our business properly, and this could harm our business prospects, client relationships, employee morale and results of operations.

Our industry is very competitive and, if we fail to compete successfully, our market share and business will be adversely affected.

We operate in a highly competitive and rapidly changing market and compete with a variety of organizations that offer services similar to those we offer. The market includes a variety of participants that compete with us at various levels of our business, including strategic consulting firms, systems integrators, general information technology services providers, web consulting firms, application service providers, and other firms that provide both consulting and systems integration services and solutions. New market entrants also pose a threat to our business.

Many of our competitors have longer operating histories, more clients, and longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we do. As a result, our competitors may have enhanced abilities to compete for specific clients and market share generally, including through substantial economic incentives to clients to secure contracts. Existing or future competitors may develop or offer solutions that are comparable or superior to ours at a lower price. In addition, our competitors may be in a better position to respond quickly to new or emerging technologies and changes in client requirements or expectations. They may also develop and promote their products and services more effectively than we do and be better able to compete for skilled professionals by offering substantial compensation incentives.

We must keep pace with the rapid rate of technological innovation and change, as well as evolving industry standards, in order to build our business.

Our industry is characterized by rapid and continually changing technologies, the introduction of many new products and services and evolving industry standards and client preferences. Our solutions must meet the requirements of and achieve significant acceptance among our current and prospective clients within this environment. Our future business will depend on our continuing ability to adapt to and incorporate changing technologies and emerging industry standards and to remain knowledgeable with respect to emerging CRM technology, customer loyalty research and applied CRM solutions.

In addition, our future business depends upon continued growth in the acceptance and use of CRM methodologies and technologies by our current and prospective clients and their customers and suppliers. Their acceptance and usage in turn may depend upon factors such as:

•	the actual or perceived benefits of adoption and implementation of CRM methodologies and technologies, including the predictability of a meaningful return on investment, cost efficiencies or other measurable economic benefits;

•	their actual or perceived ease of use and access to such new technologies and methodologies; and

•	their willingness to adopt new business methods incorporating a customer-centric approach.

We cannot assure you that we will be successful in anticipating or responding to these developments and challenges on a timely or competitive basis or at all, or that our ideas and solutions will be successful in the marketplace. In addition, new or disruptive technologies and methodologies by our competitors may make our service or solution offerings uncompetitive. Any of these circumstances could adversely affect our ability to obtain and successfully complete substantial new client engagements that are important to maintain and grow our business. The recent growth of and intensifying competition within the CRM market may increase these challenges.

We depend on our ability to rapidly learn, use and integrate software and other technology developed by third parties to successfully compete in the CRM market, and our ability to maintain and grow our business may be affected by our ability to maintain strong relationships with CRM software providers and other alliance partners.

To provide certain of our solutions and services, we rely on third-party software, telephony and other infrastructure and related services. If we are unable to integrate these components in a fully functional manner, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new solutions. We could also incur substantial costs if we need to modify our services or infrastructure to adapt to changes in these third-party products and services.

We have invested time and resources in seeking to maintain strong relationships with applicable software and technology providers and we plan to make additional investments in the future. The benefits we anticipate from these relationships play an important role in our future growth strategies. We rely on these relationships with third-party vendors and alliance partners to allow us to rapidly learn about their existing and next generation technologies, to develop appropriate methods to integrate their products and services into our solutions and to obtain joint sponsorship of solution offerings. If we are unable to initiate and successfully maintain these relationships, we may fail to obtain the future benefits we hope to derive from them and significantly reduce our ability to successfully create and deploy new solution offerings incorporating their technologies. In addition, we may be adversely affected by the failure of one or more of our vendors or alliance partners, which could lead to reduced marketing exposure, fewer sales leads or joint marketing opportunities and a diminished ability to gain access to or develop leading-edge solutions. As our most important alliance relationships are non-exclusive, our alliance partners are also free to establish similar or preferred relationships with our competitors. These circumstances could adversely impact the success of our growth strategies that, in turn, could adversely affect our results of operations.

It may be difficult for us to sufficiently access the debt or equity markets to meet our financial needs.

We may need to raise additional funds in the future, through public or private debt or equity financings, which may not be available on terms favorable to us or at all. While we believe that existing cash resources will be sufficient to satisfy our operating cash needs for the next 12 months, any substantial decline in our revenue would likely cause us to use cash more rapidly than anticipated and, if we don’t receive significant proceeds from the rights offering, could require us to raise additional funds. Future decreases in our operating results, continued negative cash flow or decreases in stockholders’ equity may impair our future ability to raise these funds as and when needed. As a result, we may not be able to maintain adequate liquidity to support our operations, take advantage of new service or solution offerings or business expansion opportunities or respond to competitive pressures.

We have a limited ability to protect our intellectual property rights, which are important to our success and competitive position.

Our ability to protect our software, methodologies and other intellectual property is important to our success and our competitive position. We regard our intellectual property rights as proprietary and attempt to protect them with patents, copyrights, trademarks, trade secret laws, confidentiality agreements and other methods. Despite our efforts to protect our intellectual property rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our rights. The steps we take may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property rights. In addition, we may not detect unauthorized use of, or take timely and effective actions to enforce and protect, our intellectual property rights. Existing laws of some countries in which we provide services or solutions afford more limited protection of intellectual property rights than laws in the United States.

We may be required to obtain licenses from others to refine, develop, market and deliver current and new services and solutions. There can be no assurance that we will be able to obtain any of these licenses on commercially reasonable terms or at all, or that rights granted by these licenses ultimately will be valid and enforceable.

Others could claim that our services, software or solutions infringe their intellectual property rights or violate contractual protections.

Although we believe that our services, software and solutions do not infringe the intellectual property rights of others, we cannot be sure of that. We or our clients may be subject to claims that our services, products or solutions, or the products of others that we offer to our clients, infringe the intellectual property rights of others. Any infringement claims may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering some services, software or solutions. A successful infringement claim against us could materially and adversely affect our business.

In our contracts, we generally agree to indemnify our clients for expenses and liabilities resulting from claimed infringement by our services, software or solutions, excluding third-party components, of the intellectual property rights of others. In some instances, the amount of these indemnities may be greater than the revenue we receive from the client. In addition, our business includes the development of customized software modules in connection with specific client engagements, particularly in our systems integration business. We often assign to clients the copyright and, at times, other intellectual property rights in and to some aspects of the software and documentation developed for these clients in these engagements. Although our contracts with our clients generally provide that we also retain rights to our intellectual property, it is possible that clients may assert rights to, and seek to limit our ability to resell or reuse, this intellectual property.

Increasing government regulation could cause us to lose clients or impair our business.

We are subject not only to regulations applicable to businesses generally, but we and the solutions we offer to our clients also may be subject to U.S. and foreign laws and regulations directly applicable to electronic commerce, the Internet and data privacy. Laws and regulations in the Unites States and abroad, as well as legislative initiatives that may be considered in the future, may increase regulation of the Internet and impose additional restrictions relating to the privacy of personal data. We may be affected indirectly by any such legislation to the extent that it decreases acceptance or growth of the Internet or otherwise impacts our existing and prospective clients. Any such laws and regulations therefore could affect our existing business relationships or prevent us from getting new clients.

Risks associated with international operations may adversely affect our business.

Our international operations create special risks, including those relating to the economic conditions in each country, potential currency exchange and credit volatility, restrictions on the movement of cash and certain technologies across national borders, tax issues resulting from multiple tax laws, compliance with a variety of other foreign national and local laws and regulations, political instability and management of a geographically dispersed organization. If not adequately addressed, these risks may adversely affect our business. During fiscal year 2005 and the nine months ended September 30, 2006, 14% and 12%, respectively of our net revenue was derived from our international operations. A majority of our international revenue and costs have been denominated in foreign currencies, however we believe that a decreasing portion will be so denominated in the future. To date, we have not engaged in any foreign exchange hedging transactions, and we are therefore subject to foreign currency risk.

If growth in the use of CRM technologies declines, demand for our services may decrease.

CRM application and infrastructure technologies are central to many of our solutions. Our business depends upon continued growth in the use of these technologies by our clients, prospective clients and their customers and suppliers. If the number of users of this technology does not increase and commerce using this technology does not become more accepted and widespread, demand for our services may decrease. Factors that may affect the usage of this technology include:

•	actual or perceived lack of security of information;

•	lack of access and ease of use;

•	congestion of Internet traffic or other usage delays;

•	inconsistent quality of service;

•	uncertainty regarding intellectual property ownership;

•	reluctance to adopt new business methods; and

•	costs associated with the obsolescence of existing infrastructure.

We must maintain our reputation and expand our name recognition to remain competitive.

We believe that establishing and maintaining a good reputation and brand name is critical for attracting and expanding our targeted client base. If our reputation is damaged or if potential clients do not know what solutions we provide, we may become less competitive or lose our market share. Promotion and enhancement of our name will depend largely on our success in providing high quality services, software and solutions, which cannot be assured. If clients do not perceive our solutions to be effective or of high quality, our brand name and reputation could be materially and adversely affected.

Our clients use our solutions for critical applications. Any errors, defects or other performance problems, including those in our proprietary software or products supplied by third party vendors, could result in financial or other damages. In addition to any liability we might have, performance problems could also adversely affect our brand name and reputation.

Compliance with internal control reporting requirements could increase our costs.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Public Company Accounting Oversight Board, required changes in the corporate governance and securities disclosure and compliance practices of public companies over the last few years. We have significantly increased our internal and external compliance costs in connection with the internal control reporting requirements of the Sarbanes-Oxley Act.

Risks Related to the Rights Offering

The ownership percentage of certain stockholders may increase significantly if all of the rights are not exercised.

Two of our largest stockholders, Technology Crossover Ventures and Sutter Hill Ventures, have individually advised us that they currently intend to participate in the rights offering, although we do not have any formal commitments from any of the foregoing stockholders to participate. If Technology Crossover Ventures and Sutter Hill Ventures exercise their basic subscription privileges in full and no other stockholders do so, the approximate percentage of the outstanding common stock owned by Technology Crossover Ventures would increase from 9% to 11%, and the approximate percentage of the outstanding common stock owned by Sutter Hill Ventures would increase from 5% to 6%. In addition, the approximate percentage of the outstanding voting stock (which includes our Series B preferred stock) owned by Technology Crossover Ventures would increase from 22% to 23%, and the approximate percentage of the outstanding voting stock owned by Sutter Hill Ventures would increase from 12% to 13%. Their percentage ownership could increase further if they exercised their over-subscription privileges.

You may not revoke or change your exercise of rights.

You are not allowed to revoke or change your exercise of rights after you send in your subscription forms and payment. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the rights, except to return, without interest, any subscription payments.

If you do not exercise your rights, your will suffer dilution.

If you do not exercise your rights, you will suffer dilution of your percentage ownership of our equity securities relative to stockholders who exercise their rights. For example, if you own 400,000 shares of common stock before the rights offering, or approximately 5% of our common stock, and you do not exercise your rights while all other rights are exercised in full, then your percentage ownership will be reduced to approximately 4.5%.

We May Cancel the Rights Offering.

We may unilaterally withdraw or terminate this rights offering in our discretion until the expiration of the rights offering. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest or penalty, any subscription payments.

The rights offering may increase the chance of limits on our ability to use some or all of our net operating loss carryforwards.

As of September 30, 2006, we had net operating loss (NOL) carryforwards for federal income tax purposes of approximately $137 million. We generally are able to carry NOLs forward to reduce taxable income in future years. These NOL carryforwards expire beginning in 2021. Our ability to utilize our NOL carryforwards could become subject to significant limitations under Section 382 of the Internal Revenue Code if we undergo an ownership change. We would undergo an ownership change if, among other things, the stockholders who own or have owned, directly or indirectly, five percent or more of our common stock or are otherwise treated as five percent stockholders under Section 382 and the regulations promulgated thereunder increase their aggregate percentage ownership of our stock by more than 50 percentage points over the lowest percentage of the stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carryforwards. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carryforwards.

The rights offering is not expected to result in an ownership change, but it may increase the likelihood that we may undergo an ownership change for purposes of Section 382 of the Internal Revenue Code in the future, which would limit our ability to use any U.S. federal and state NOL carryforwards as described above and have an adverse effect on our cash flows.

If you desire to purchase shares in the rights offering, you must act promptly and follow all subscription instructions.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your rights properly and timely follows the correct procedures.

There is a risk if you use a personal check to pay for shares purchased in the rights offering.

Any personal check used to pay the subscription price in the rights offering must clear prior to the expiration date, and the clearing process may require five or more business days. As a result, a personal check used to pay the subscription price may not clear prior to the expiration date, in which event you would not be eligible to exercise your rights. You may eliminate this risk by paying the subscription price by a certified or cashier’s check drawn on a U.S. bank or a U.S. postal money order.

The rights are non-transferable and thus there will be no market for them.

You cannot give or sell your rights to anyone else. We do not intend to list the rights on any securities exchange or include them in any automated quotation system. Therefore, there will be no market for the rights.

Risks Relating to Our Common Stock

Our stock price may fluctuate significantly and may be below the subscription price in the rights offering.

The market price of our common stock could be subject to significant fluctuations in response to our operating results, changes in earnings estimates by securities analysts or our ability to meet those estimates, publicity regarding the CRM industry in general or any of our significant clients and other factors. Our revenue and operating results may vary significantly due to a number of factors, many of which are not in our control. These factors include:

•	unanticipated cancellations or deferrals of, or reductions in the scope of, major engagements;

•	our ability to deliver complex projects and the number, size and scope of our projects;

•	our client retention and acquisition rate and the length of the sales cycle associated with our solutions;

•	the efficiency with which we utilize our employees, plan and manage our existing and new engagements and manage future growth;

•	changes in pricing policies by us or our competitors;

•	number of billing days; and

•	availability of qualified employees.

In addition, the occurrence of any of the risks described in these “Risk Factors,” including the possibility of substantial sales of our common stock as described below, could have a significant and adverse impact on the market price of our common stock. The stock market in general has experienced extreme volatility that has often been seemingly unrelated to the operating performance of particular companies, particularly those that are technology related. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. Such litigation could result in substantial costs and a diversion of management’s attention and resources. In addition, events such as the recent terrorist attacks in the United States or elsewhere may adversely affect the prices of securities generally or securities of companies in particular sectors or industries.

The market price for our common stock could be adversely affected by substantial sales in the public market or by the large number of our shares eligible for such future sale.

Sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could have a material adverse effect on the price of our common stock. Shares of our common stock are freely tradable, except for shares held by persons who may be deemed to be our “affiliates.” As of September 30, 2006, options to purchase an aggregate of 518,413 shares of our common stock were outstanding under our 1999 and 2000 stock incentive plans. In addition to the shares reserved for issuance upon exercise of currently outstanding options, 311,629 additional shares of our common stock were available, and reserved for issuance, under our stock incentive plans as of that date. On the first day of each fiscal year, an additional number of shares equal to 5% of the number of shares of our common stock then outstanding will be added to the number of shares available under our 1999 stock incentive plan. Also as of September 30, 2006, 23,717 shares were reserved for issuance under our 1999 employee stock purchase plan. In addition, we recently announced a salary replacement program under all executives and vice presidents will exchange a portion of their cash salaries for grants of common stock under our 1999 Stock Incentive Plan. We have filed registration statements covering the issuance of shares of our common stock pursuant to those plans. Accordingly, the shares issued pursuant to those plans will be freely tradable, subject to the restrictions on resale by persons who may be deemed to be our affiliates. In addition, as of September 30, 2006, there were 1,162,232 shares of restricted stock held by certain officers and employees, and a commitment to issue 160,468 shares of common stock to certain non-U.S. employees over a five-year period. These shares will generally be freely tradeable upon vesting, in the case of the restricted shares, or upon issuance, in the case of shares to be issued to non-U.S. employees.

In addition, in connection with our 2001 private placement of Series B preferred stock to Technology Crossover Ventures and Sutter Hill Ventures, we filed a shelf registration statement to register all of the shares of common stock issuable upon conversion of the Series B preferred stock held by those holders as well as shares of common stock issued to Technology Crossover Ventures in May 2000. That shelf registration statement registered for resale approximately 3.3 million shares of common stock. We have agreed to keep the shelf registration statement effective until the shares registered thereunder have been sold or otherwise disposed of or the holders of the shares registered thereunder may sell all of their shares in any three month period without restriction in reliance on Rule 144 under the Securities Act. Sales of a substantial number of shares under this registration statement may have a material adverse effect on the market price of our common stock, particularly if sales are made at or about the same time and are substantial in relation to the trading volume of our common stock.

Provisions in our corporate documents and Delaware law could delay or prevent a change in control of eLoyalty, which could adversely affect the price of our common stock.

The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of eLoyalty, which could adversely affect the price of our common stock. Our certificate of incorporation and bylaws contain provisions that may make the acquisition of control of eLoyalty more difficult, including provisions relating to the nomination, election and removal of directors and limitations on actions by our stockholders. For example, our certificate of incorporation provides that the board of directors be divided into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In addition, our preferred stock purchase rights issued under our rights agreement would cause substantial dilution to any person or group who attempts to acquire a significant interest in eLoyalty without advance approval from our board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, that are based on current management expectations, forecasts and assumptions. These include, without limitation, statements containing the words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects,” “future”, “should”, “could”, “target,” “seeks”, “may”, “will continue to”, “predicts”, “forecasts”, “potential”, “guidance”, “outlook” and similar expressions, references to plans, strategies, objectives and anticipated future performance and other statements that are not strictly historical in nature. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Such risks, uncertainties and other factors that might cause such a difference include, without limitation, the following:

•	uncertainties associated with the attraction of new clients, the continuation of existing and new engagements with existing clients and the timing of related client commitments; reliance on a relatively small number of customers for a significant percentage of our revenue, reliance on major suppliers, including CRM software providers and other alliance partners, and maintenance of good relations with key business partners;

•	risks involving the variability and predictability of the number, size, scope, cost and duration of, and revenue from client engagements;

•	management of the other risks associated with increasingly complex client projects and new service offerings, including execution risk;

•	management of growth and development and introduction of new service offerings;

•	challenges in attracting, training, motivating and retaining highly skilled management, strategic, technical, product development and other professional employees in a competitive information technology labor market;

•	continuing intense competition in the information technology services industry generally and, in particular, among those focusing on the provision of CRM services and software;

•	the rapid pace of technological innovation in the information technology services industry;

•	the ability to raise sufficient amounts of debt or equity capital to meet our future operating and financial needs;

•	protection of our technology, proprietary information and other intellectual property rights from challenges by third parties;

•	future legislative or regulatory actions relating to the information technology or information technology service industries, including those relating to data privacy;

•	risks associated with global operations, including those relating to the economic conditions in each country, potential currency exchange and credit volatility, compliance with a variety of foreign laws and regulations and management of a geographically dispersed organization;

•	general economic, business and market conditions;

•	changes by the Financial Accounting Standards Board or the SEC of authoritative accounting principles generally accepted in the United States of America or policies or changes in the application or interpretation of those rules or regulations;

•	acts of war or terrorism, including, but not limited to, events in the Middle East, the current military action in Iraq and the continuing war on terrorism, as well as actions taken or to be taken by the United States and other governments as a result of further acts or threats of terrorism, and the impact of these acts on economic, financial and social conditions in the countries where we operate;

•	the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond our control; and

•	the other risks described under “Risk Factors” in this prospectus.

Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions and estimates only as of the date they are made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

USE OF PROCEEDS

The total proceeds to us from the rights offering will depend on the number of rights that are exercised. If we issue all 1,001,342 shares available in the rights offering, the total proceeds to us, before expenses, will be approximately $18.0 million. We estimate that the expenses of the rights offering will be approximately $250,000, resulting in estimated net proceeds to us, assuming all of the shares available in the rights offering are sold, of approximately $17.7 million.

We intend to use the proceeds for working capital, capital expenditures and general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq Global Market under the symbol “ELOY.” The following table sets forth, for the periods indicated, the quarterly high and low sales prices of our common stock on the Nasdaq Global Market and its predecessor, the Nasdaq National Market.

	High	Low

Fiscal Year 2006
Fourth Quarter (through November 17, 2006)	$19.80	$17.20
Third Quarter	19.36	11.66
Second Quarter	18.25	12.44
First Quarter	16.50	9.63
Fiscal Year 2005
Fourth Quarter	$11.54	$6.25
Third Quarter	7.60	5.29
Second Quarter	6.93	4.11
First Quarter	8.37	5.98
Fiscal Year 2004
Fourth Quarter	$6.07	$4.74
Third Quarter	7.70	4.41
Second Quarter	7.90	5.25
First Quarter	6.56	3.42

The last reported sale price of our common stock on the Nasdaq Global Market on November 17, 2006 was $17.90 per share. As of September 30, 2006, there were 8,019,567 shares of our common stock outstanding and approximately 301 holders of record of our common stock.

Historically, we have not paid cash dividends on our common stock, and do not expect to do so in the future. However, cash dividends of approximately $1.5 million were paid in each of 2005 and 2006 on our Series B preferred stock, which accrues dividends at the rate of 7% per year, payable semi-annually. We expect to continue to make semi-annual dividend payments of approximately $0.7 million in future periods on the Series B preferred stock if declared by our board of directors. The amount of each such dividend would decrease by any conversions of the Series B preferred stock into shares of our common stock, although such conversions would require us to pay accrued but unpaid dividends at time of conversion. Conversions of Series B preferred stock became permissible at the option of the holder after June 19, 2002.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006 on an actual basis and on an as adjusted basis assuming the sale of all 1,001,342 shares available in the rights offering at a subscription price of $17.97 per share, after deducting estimated offering expenses. The following information should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

	At September 30, 2006
	Actual	As adjusted
	(in thousands except share and per share amounts)

Cash and cash equivalents	$13,248	$30,992

Total liabilities	$23,882	$23,882
Redeemable Series B convertible preferred stock, $0.01 par value; 5,000,000 shares authorized and designated; 4,099,234 shares issued and outstanding actual and as adjusted	20,906	20,906
Stockholders’ Equity:
Preferred stock, $0.01 par value; 35,000,000 shares authorized; none issued and outstanding actual and as adjusted	—	—
Common stock, $0.01 par value; 50,000,000 shares authorized, actual and as adjusted; 8,019,567 shares issued and outstanding actual; 9,020,909 shares issued and outstanding as adjusted	80	90
Additional paid-in capital	144,041	161,775
Accumulated deficit	(137,244)	(137,244)
Accumulated other comprehensive loss	(3,656)	(3,656)
Unearned compensation	—	—

Total stockholders’ equity	3,221	20,965

Total capitalization	$48,009	$65,753

DILUTION

Our historical net tangible book value as of September 30, 2006 was approximately $(473,000), or $(0.06) per share of common stock based on 8,019,567 common shares outstanding as of that date. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and redeemable preferred stock by the actual number of our outstanding shares of common stock. After giving effect to the assumed sale of all 1,001,342 shares of common stock available in this rights offering at a subscription price of $17.97 per share, and after deducting estimated offering expenses, our pro forma net tangible book value as of September 30, 2006 would have been approximately $17.3 million, or $1.91 per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.97 per share and an immediate dilution in pro forma net tangible book value of $16.06 per share to holders purchasing shares of our common stock in this rights offering. The following tables illustrate the per share dilution:

Offering price per share		$17.97
Historical net tangible book value per share as of September 30, 2006	$(0.06)
Increase in net tangible book value per share attributable to new investors in
this offering	1.97

Pro forma net tangible book value per share after this rights offering		1.91

Dilution of net tangible book value per share to investors in this rights offering		$16.06

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock or Series B preferred stock on the record date. If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to “— Method of Exercising Rights” below.

Before deciding whether to exercise your rights, you should read carefully this prospectus, including the information that is incorporated by reference and the information set forth under “Risk Factors.”

The Rights

We are distributing to holders of our common stock and our Series B preferred stock as of the close of business on November 20, 2006, which is the record date for this rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive 0.0910 of a subscription right for each share of common stock and each share of Series B preferred stock you owned at the close of business on the record date. The subscription rights will be evidenced by rights certificates. We will not issue fractional rights and will round all of the subscription rights down to the nearest whole number. You are not required to exercise any of your subscription rights.

Rights issued in respect of restricted stock issued to some of our directors, officers and employees that has not vested on or prior to the expiration date cannot be exercised.

Basic Subscription Privilege

Each whole subscription right will entitle you to purchase one share of our common stock at a subscription price of $17.97 per share. You may exercise any number of whole subscription rights, or you may choose not to exercise any subscription rights.

Over-Subscription Privilege

If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to subscribe for any shares that our other rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription privilege with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, as long as you fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription privileges as to shares of our common stock or Series B preferred stock that you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

If holders exercise their over-subscription privileges for more shares than are available to be purchased pursuant to the over-subscription privileges, we will allocate the shares of our common stock to be issued pursuant to the exercise of over-subscription privileges pro rata among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchased by exercising the basic subscription privileges. If there is a pro rata allocation of the remaining shares of our common stock and you would otherwise receive an allocation of a greater number of shares than you subscribed for under your over-subscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription privileges. If you are not allocated the full amount of shares for which you oversubscribe, you will receive a refund of the subscription price, without interest, that you delivered for those shares of our common stock that are not allocated to you. The subscription agent will mail such refunds after the completion of the offering.

In order to exercise the over-subscription privilege, banks, brokers and other nominee rights holders who exercise the over-subscription privilege on behalf of beneficial owners must certify to the subscription agent and us with respect to each beneficial owner:

•	the number of rights exercised under the basic subscription privilege; and

•	the number of shares subscribed for under the over-subscription privilege.

If your shares are held by a bank, broker or other nominee in book-entry form through DTC, then, in addition to the other materials required to be submitted to the subscription agent to exercise your rights, a Nominee Holder Certification will also be required. See “— Method of Exercise — Procedures for DTC Participants.”

No Fractional Rights

We will not issue fractional subscription rights or cash in lieu of fractional rights. Fractional subscription rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that we offer 1,001,342 shares of common stock in the rights offering. In the unlikely event that, due to the rounding of fractional subscription rights, the rights offering would have been subscribed in an amount in excess of 1,001,342 shares of common stock, all holders’ subscription rights will be reduced in an equitable manner. Any excess subscription funds will be promptly returned, without interest.

Subscription Price

The subscription price per share of common stock is $17.97, which is the average closing price of our common stock on the Nasdaq Global Market for the five trading day period ended November 17, 2006. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition, the future market value of our common stock or any other established criteria of value. We cannot assure you that the market price of the common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your rights. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Expiration Time and Date; Closing; Amendments

The rights will expire at 5:00 p.m., New York City time, on December 15, 2006, unless we extend it. We will notify you of any extension of the expiration date by issuing a press release. You must properly complete the enclosed rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent before 5:00 p.m., New York City time, on December 15, 2006, unless the expiration date is extended. After the expiration of the rights offering, all unexercised rights will be null and void. We will not be obligated to honor any purported exercise of rights which the subscription agent receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise, unless you have used the guaranteed delivery procedures described under “— Notice of Guaranteed Delivery.” The closing of the offering is expected to take place within four trading days following the expiration date. Certificates for the share purchased in the rights offering, and any subscription payments for shares not allocated or validly purchased, will be sent as soon as practicable following the closing of the rights offering.

We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering.

Reasons for the Rights Offering

We are making the rights offering in order to raise capital and strengthen our financial position. Our board of directors considered a number of financing alternatives and considered, among other things, the relative costs of the various alternatives, the potential dilution to our current stockholders of various alternatives, the market price of our common stock and general conditions of the securities markets.

The total proceeds to us from the rights offering will depend on the number of rights that are exercised. If we issue all 1,001,342 shares available in the rights offering, the total proceeds to us, before expenses, will be approximately $18.0 million. We estimate that the expenses of the rights offering will be approximately $250,000, resulting in estimated net proceeds to us, assuming all of the shares available in the rights offering are sold, of approximately $17.7 million.

We intend to use the proceeds for working capital, capital expenditures and general corporate purposes.

Method of Exercising Rights

Subscription by Registered Holders

To exercise your basic subscription privilege and your over-subscription privilege, you must properly complete and execute the rights certificate, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share of the common stock you subscribe for, including any shares you subscribe for pursuant to the over-subscription privilege, to the subscription agent at the address set forth under “— Subscription Agent” below, on or prior to the expiration date.

Subscription by DTC Participants

We expect that the exercise of your basic subscription privilege and your over-subscription privilege may be made through the facilities of The Depository Trust Company, or DTC. If your subscription rights are held of record through DTC, you may exercise your basic subscription privilege and your over-subscription privilege by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your subscription price payment for each share of our common stock that you subscribed for pursuant to your basic subscription privilege and your over-subscription privilege. Except as described under the subsection titled “— Notice of Guaranteed Delivery,” subscriptions accepted by the subscription agent via a Notice of Guaranteed Delivery must be delivered to the subscription agent with payment before the expiration of the subscription period.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock or Series B preferred stock or will receive your subscription rights through a bank, broker or other nominee, we will ask your bank, broker or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your bank, broker or other nominee act for you. If you hold certificates of our common stock or Series B preferred stock directly and would prefer to have your bank, broker or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your bank, broker or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your bank, broker or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your bank, broker or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your bank, broker or nominee or if you receive it without sufficient time to respond.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock for which you are subscribing by either:

•	Uncertified check payable to “Mellon Investor Services LLC (acting on behalf of Mellon Bank, N.A., as Subscription Agent for eLoyalty);

•	Certified or cashier’s check drawn upon a U.S. bank and payable to “Mellon Investor Services LLC (acting on behalf of Mellon Bank, N.A., as Subscription Agent for eLoyalty)”; or

•	U.S. postal money order payable to “Mellon Investor Services LLC (acting on behalf of Mellon Bank, N.A., as Subscription Agent for eLoyalty)”.

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•	clearance of any uncertified check; or

•	receipt by the subscription agent of any certified check or cashier’s check drawn upon a U.S. bank or any U.S. postal money order.

Clearance of Uncertified Checks

If you are paying by uncertified personal check, please note that uncertified checks may take five or more business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier’s check or money order to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Instructions for Completing Your Subscription Rights Certificate

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. Do not send rights certificates or payments to us. Except as described below under “— Notice of Guaranteed Delivery,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is on you or your nominee, not us or the subscription agent.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of rights, but, if sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment before the expiration of the subscription period. Because uncertified personal checks may take five or more business days to clear, we strongly urge you to pay or arrange for payment by means of certified or cashier’s check or money order to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information

If you do not indicate the number of rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of whole subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-

subscription privilege to purchase the maximum number of shares of our common stock with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, we or the subscription agent will return the excess amount to you by mail, without interest, as soon as practicable after the expiration date of the rights offering.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering on or prior to the expiration date for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned without interest as soon as practicable.

Cancellation Rights

Our board of directors may cancel the rights offering in its sole discretion at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation and any funds you paid to the subscription agent will be returned without interest as soon as practicable.

Subscription Agent

Mellon Bank, N.A is acting as the subscription agent for the rights offering under an agreement with us. All rights certificates, payments of the subscription price, nominee holder certifications, to the extent applicable to your exercise of rights, must be delivered to Mellon Bank, N.A. c/o Mellon Investor Services LLC as follows:

By mail:	By hand delivery:	By overnight courier:
Mellon Bank, N.A.	Mellon Bank, N.A.	Mellon Bank, N.A.
c/o Mellon Investor Services LLC	c/o Mellon Investor Services LLC	c/o Mellon Investor Services LLC
Reorganization Dept.	Reorganization Dept.	Reorganization Dept.
P.O. Box 3301	120 Broadway, 13th Floor	480 Washington Boulevard
South Hackensack, NJ 07606	New York, NY 10271	Mail Drop-Reorg
Jersey City, NJ 07310

By facsimile transmission:
(201) 680-4626

You should confirm receipt of all facsimile transmissions by calling Mellon Investor Services LLC at (201) 680-4860. You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to the subscription agent, which is also acting as information agent, at (800) 777-3674.

We will pay the fees and expenses of Mellon Bank, N.A. We have also agreed to indemnify Mellon Bank, N.A. against certain liabilities in connection with the rights offering.

If you deliver subscription documents, rights certificates or notices of guaranteed delivery in a manner different than that described in this prospectus, then we may not honor the exercise of your subscription privileges.

Fees and Expenses

We will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the rights. Neither we nor the subscription agent will pay such expenses.

Fractional Shares of Common Stock

We will not issue fractional shares of common stock.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Notice To Brokers and Nominees

If you are a broker, a trustee or a depositary for securities who holds shares of our common stock or Series B preferred stock for the account of others on the rights offering record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the rights offering record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Notice of Guaranteed Delivery

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the subscription rights certificate evidencing your subscription rights to the subscription agent on or before the time the rights offering expires, you may exercise your subscription rights by the following guaranteed delivery procedures:

•	deliver to the subscription agent on or prior to the rights offering expiration date your subscription price payment in full for each share you subscribed for under your subscription privileges in the manner set forth above in “— Payment Method”;

•	deliver to the subscription agent on or prior to the expiration date the form entitled “Notice of Guaranteed Delivery,” substantially in the form provided with the “Instructions as to Use of Subscription Rights Certificate” distributed with your subscription rights certificates; and

•	deliver the properly completed subscription rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantee, to the subscription agent within three business days following the date of your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to the Use of Subscription Rights Certificate, which will be distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must come from an eligible institution, or other eligible guarantee institutions that are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

In your Notice of Guaranteed Delivery, you must state:

•	your name;

•	the number of subscription rights represented by your subscription rights certificates, the number of shares of our common stock for which you are subscribing under your basic subscription privilege and the number of shares of our common stock for which you are subscribing under your over-subscription privilege, if any; and

•	your guarantee that you will deliver to the subscription agent any subscription rights certificates evidencing the subscription rights you are exercising within three business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your subscription rights certificates at the address or facsimile number set forth above under “— Subscription Agent.”

The subscription agent will send you additional copies of the form of Notice of Guaranteed Delivery if you request them. Please call the subscription agent at (800) 777-3674 to request any copies of the form of Notice of Guaranteed Delivery.

In the case of holders of rights that are held of record through DTC, those rights may be exercised by instructing DTC to transfer rights from that holder’s DTC account to the subscription agent’s DTC account, together with payment of the full subscription price. The notice of guaranteed delivery must be guaranteed by a commercial bank, trust company or credit union having an office, branch or agency in the United States or by a member of a Stock Transfer Association approved medallion program such as STAMP, SEMP or MSP. Notices of guaranteed delivery and payments should be mailed or delivered to the appropriate addresses set forth under “— Subscription Agent.”

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, the Instructions as to the Use of Subscription Rights Certificate or the Notice of Guaranteed Delivery, you should contact the subscription agent at the address and telephone number set forth above under “— Subscription Agent.”

Transferability of Rights

The rights granted to you are non-transferable and, therefore, may not be assigned, gifted, purchased or sold to anyone else.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription privileges, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and payment of the full subscription amount have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The subscription agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, we will promptly return this money to subscribers without interest.

Certificates for Shares of Common Stock

As soon as practicable after the expiration of the rights offering, the subscription agent will mail to each subscription rights holder of record that has validly exercised its basic subscription privileges one or more certificates representing the shares of common stock purchased pursuant to the basic subscription privileges. The subscription agent also will arrange for issuance through DTC of shares subscribed for by or through DTC participants. Shares subscribed for pursuant to the over-subscription privileges will be delivered, either in certificated form or through DTC, in the case of shares subscribed by or through DTC participants, as soon as practicable after the expiration date of the rights offering and following the completion of any prorations as may be necessary in the event the over-subscription requests exceed the number of shares not subscribed for pursuant to the basic subscription privileges.

Rights of Subscribers

You will have no rights as a stockholder until certificates representing shares of common stock are issued to you. You will have no right to revoke your subscriptions after you deliver your completed rights certificate, payment and any other required documents to the subscription agent.

Foreign Stockholders

We will not mail rights certificates to stockholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise rights, our foreign stockholders must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date by completing an international holder subscription form which will be delivered to those holders in lieu of a rights certificate and sending it by mail or telecopy to the subscription agent at the address and telecopy number set forth under “— Subscription Agent.”

No Revocation or Change

Once you submit the form of rights certificate to exercise any rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time the rights offering expires, you have not obtained such clearance or approval.

U.S. Federal Income Tax Treatment of Rights Distribution

Based upon discussions with our advisors, we believe that our distribution or any stockholder’s exercise of these rights to purchase shares of common stock should not be taxable to our stockholders. See “Certain Material U.S. Federal Income Tax Consequences.” For a discussion of the tax consequences to stockholders who receive or exercise the rights if the Internal Revenue Service determines that these rights have value, see “Certain Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is not making any recommendations to you as to whether or not you should exercise your rights. You should make your decision based on your own assessment of your best interests after reading this prospectus.

Listing

The rights will not be listed on the Nasdaq Global Market or any other stock exchange or market. The shares of common stock issuable upon exercise of the rights will be listed on the Nasdaq Global Market under the symbol “ELOY.”

Shares of Common Stock Outstanding After the Rights Offering

Based on the 8,019,567 shares of our common stock issued and outstanding as of September 30, 2006, and assuming all shares available in the rights offering are sold, 9,020,909 shares of our common stock will be issued and outstanding upon completion of the rights offering, an increase in the number of outstanding shares of our common stock of approximately 12%.

Impact of Rights Offering on Stock Incentive Plans and Outstanding Securities

Under our 1999 stock incentive plan, on the first day of each fiscal year, an additional number of shares equal to 5% of the number of shares of our common stock then outstanding will be added to the number of shares available for issuance under that plan. As a result, if we issue all 1,001,342 shares of common stock available in the rights offering, the number of shares available under our 1999 stock incentive plan will increase by an additional 50,067 shares.

The holders of our Series B preferred stock will be entitled to participate in the rights offering pursuant to the terms of the Series B preferred stock set forth in the Certificate of Designations for such series of preferred stock. However, the rights offering will not result in any adjustments to the conversion rate or the other terms of the Series B preferred stock.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription privileges in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering. In addition, we have no intention at this time of making any “blue sky” filings, as we believe them to be inapplicable.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, including the Series B preferred stock and the Preferred Stock Purchase Rights (as defined below), does not purport to be complete and is qualified in its entirety by reference to the eLoyalty certificate of incorporation, including the designation of preferences of the Series B preferred stock, and bylaws and the Rights Agreement, copies of which have been filed with the SEC.

The authorized capital stock of eLoyalty consists of 50,000,000 shares of common stock, $0.01 par value, and 40,000,000 shares of preferred stock, $0.01 par value.

Common Stock

Holders of our common stock are entitled to one vote per share with respect to each matter presented to stockholders for vote. Except as may be provided in connection with any eLoyalty preferred stock, including the Series B convertible preferred stock, or as may otherwise be required by law or the certificate of incorporation, the common stock will be the only capital stock of eLoyalty entitled to vote in the election of directors and on all other matters presented to the stockholders of eLoyalty; provided that the holders of common stock, as such, will not be entitled to vote on any matter that relates solely to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number or authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock and preferred stock that has voting rights can elect all of the directors then standing for election.

Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any liquidation, dissolution or winding up of eLoyalty, whether voluntary or involuntary, holders of common stock will be entitled to receive the assets that are legally available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series.

The common stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as determined by our board from time to time, without stockholder approval, except as may be required by applicable Nasdaq requirements.

Preferred Stock

Subject to Delaware law, our board may, without approval of the stockholders, cause shares of preferred stock to be issued from time to time in one or more series. The board will determine the number of shares of each series as well as the designation, powers, privileges, preferences and rights of the shares of that series. Among the specific matters that may be determined by the board are:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, will be cumulative or non-cumulative;

•	the terms of redemption, if any;

•	the terms of any sinking fund providing for the purchase or redemption of shares of each series;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of eLoyalty;

•	rights and terms of conversion or exchange, if any;

•	restrictions on the issuance of shares of the same series or any other series, if any; and

•	voting rights, if any.

We currently have two designated series of preferred stock, the Series A Junior Participating Preferred Stock, which is described under “— Rights Plan” below, and the 7% Series B Convertible Preferred Stock, which we refer to in this prospectus as our Series B preferred stock. As of September 30, 2006, there were 4,099,234 shares of Series B preferred stock outstanding and no shares of Series A Junior Participating Preferred Stock outstanding.

Terms of Series B Preferred Stock

Rank.  The Series B preferred stock, with respect to dividend rights and rights on liquidation, ranks senior to the common stock and to all other equity securities issued by us. For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities. We may not issue any class or series of stock or other securities convertible into or exercisable for equity securities having rights, preferences or privileges superior to or on a parity with the Series B preferred stock except with the consent of the holders of at least a majority of the outstanding shares of the Series B preferred stock. See “— Voting Rights” below.

Dividends.  The holders of record of the Series B preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends on each share of Series B preferred stock at an annual rate equal to 7% of the original purchase price per share of Series B preferred stock. Additionally, except for dividends payable in common stock, the holders of Series B preferred stock shall be entitled to receive dividends paid on the common stock, if any, based on the number of shares of common stock into which such holders shares of Series B preferred stock would then convert. Dividends shall be payable in cash. All dividends are cumulative, whether or not declared, from the date on which the Series B preferred stock was originally issued by us and are payable semi-annually in arrears on January 1 and July 1 of each year, as the board of directors may determine, when and as declared, provided that the board of directors may declare and pay delinquent dividends without reference to these ordinary dividend payment dates. Dividends will cease to accumulate in respect of shares of Series B preferred stock on the date they are converted into shares of common stock. All accrued and unpaid dividends shall be paid upon the first to occur of liquidation or conversion. Dividends for any period of less than a semi-annual dividend period shall be computed on the basis of a 360-day year of twelve 30-day months.

Rights upon Liquidation.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of the Series B preferred stock will be entitled to receive in cash out of assets of the company available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to the Series B preferred stock upon liquidation, liquidating distributions in the amount of the liquidation preference plus accrued and unpaid dividends.

After payment of the full amount of the liquidating distributions to which they are entitled, our remaining assets available for distribution shall be distributed pro rata among the holders of the common stock and Series B preferred stock based on the number of shares of common stock into which the shares of Series B preferred stock would then convert.

If, upon any voluntary or involuntary liquidation, our assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series B preferred stock, then the holders of the Series B preferred stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Upon a consolidation or merger of eLoyalty with or into any other corporation or other entity or person, or any other corporate reorganization, in which our stockholders immediately prior to such transaction own less than 50% of our voting power immediately after such transaction, or any transaction or series of related transactions to which we are a direct contracting party in which in excess of 50% of our voting power is transferred, or upon a sale, lease or other disposition of all or substantially all of our assets, the holders of the preferred stock will be entitled to the liquidating distribution described in the preceding paragraph unless the holders of the common stock, assuming conversion of all of the preferred stock into common stock, would receive an amount equal to four times the original purchase price of the preferred stock, in which case the holders of the preferred stock will receive the amount that they would be entitled to if they had converted their preferred stock into common stock immediately prior to the transaction.

Conversion.  Each share of Series B preferred stock is convertible into one share of common stock, subject to adjustment as described below. Each stockholder may convert his or her shares of Series B preferred stock into common stock at any time. In addition, the preferred stock will convert automatically into shares of common stock if the last sale price of our common stock is at least five times the original purchase price per share of the preferred stock for 30 consecutive trading days and, in connection with the shares of preferred stock issued in a 2001 private placement, the registration statement we agreed to file with respect to those shares is effective.

The conversion ratio initially is one share of Series B preferred stock for one share of common stock. The conversion ratio will be subject to adjustment if certain events occur, including:

•	the payment of dividends (and other distributions) in common stock on the outstanding shares of common stock; or

•	stock splits, combinations, and reclassifications of common stock;

unless we take similar actions with respect to the preferred stock.

If the company is party to any consolidation or merger in which it is not the surviving entity, or transfers all or substantially all of its assets in a transaction that is not deemed to be a liquidation, then each share of Series B preferred stock then outstanding would become convertible only into the kind and amount of securities, cash and other property that is receivable upon the occurrence of such event by a holder of the number of shares of common stock that the shares of Series B preferred stock were convertible into immediately prior to the event.

No fractional shares of common stock will be issued upon conversion of the preferred stock. Instead, we will pay a cash adjustment for any fractional share.

Voting Rights.  Holders of the Series B preferred stock have the right to vote on all matters that the holders of common stock vote on, voting together with the holders of common stock as one class (unless otherwise required by law). Each share of Series B preferred stock will be entitled to one vote for each share of common stock into which such share of Series B preferred stock could then be converted.

The affirmative vote of the holders of a majority of the outstanding Series B preferred stock, voting as a separate class, will be required to take any of the following actions:

•	the authorization, creation or issuance of any class or series of stock or other securities convertible into or exercisable for equity securities having rights, preferences or privileges that are equal or superior to rights, preferences or privileges of the Series B preferred stock;

•	any increase or decrease in the authorized number of shares of Series B preferred stock; or

•	any amendment, waiver, alteration or repeal of any provision of our certificate of incorporation or our bylaws in a way that adversely affects the rights, preferences or privileges of the Series B preferred stock.

No Maturity Date or Mandatory Redemption.  The Series B preferred stock does not mature on a specified date, does not have a stated redemption feature and is not subject to any sinking fund or similar obligation. Holders of Series B preferred stock have no right to require us to repurchase or redeem any shares of Series B preferred stock except upon a consolidation or merger of eLoyalty with or into any other corporation or other entity or person, or any other corporate reorganization, in which our stockholders immediately prior to such transaction own less than 50% of our voting power immediately after such transaction, or any transaction or series of related transactions to which we are a direct contracting party in which in excess of 50% of our voting power is transferred, or in connection with a sale, lease or other disposition of all or substantially all of our assets, in which case the holders of the preferred stock would be entitled to their liquidation preference after the payment of which the preferred stock would be retired.

No Preemptive Rights.  The holders of the Series B preferred stock are not entitled to preemptive rights with respect to any shares of our capital stock or any other securities convertible into or carrying rights or options to purchase any of our capital stock.

Anti-Takeover Provisions

Classified Board of Directors.  Our certificate of incorporation provides that our board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each class serving a staggered three-year term. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board. Such a delay may help ensure that the directors, if confronted by a stockholder attempting to force a proxy contest or an extraordinary corporate transaction would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of eLoyalty. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of our board would be beneficial to eLoyalty and our stockholders and whether a majority of our stockholders believe that such a change would be desirable.

The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of eLoyalty, even though such an attempt might be beneficial to us and our stockholders. Accordingly, the classification of our board could increase the likelihood that incumbent directors will retain their position.

Number of Directors; Removal; Filling Vacancies.  The certificate of incorporation provides that, subject to any rights of holders of eLoyalty preferred stock to elect additional directors under specific circumstances, the number of directors will be fixed by resolution of the board of directors adopted by a majority of the whole board. In addition, the certificate of incorporation and the bylaws provide that, subject to any rights of holders of preferred stock, and unless the board of directors otherwise determines, any vacancies, or newly created directorships, will be filled only by the affirmative vote of a majority of the remaining directors, though it may be less than a quorum. Accordingly, stockholders will not be able to increase the size of the board in order to fill the newly created directorships with stockholder nominees.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The certificate of incorporation and the bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of the then outstanding shares of our stock, voting together as a single class.

No Stockholder Action by Written Consent; Limitations on the Calling of Special Meetings.  The certificate of incorporation and the bylaws provide that, subject to the rights of any holders of preferred stock to elect additional directors under specific circumstances, effective from and after date of the spin-off stockholder action can be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. The bylaws further provide that, subject to the rights of holders of any series of preferred stock to elect additional directors under specific circumstances, special meetings of stockholders can be called only by the board pursuant to a resolution adopted by a majority of the whole board. Stockholders are not permitted to call a special meeting or to require that the board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of special meeting given by eLoyalty.

The provisions of the certificate of incorporation and the bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by a majority of the whole board. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board by calling a special meeting of stockholders prior to the time a majority of the whole board believes such consideration to be appropriate.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.  The bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of our stockholders. Only persons who are nominated by, or at the direction of, our board, or by a stockholder who has given timely written notice to our corporate secretary prior to the meeting at which directors are to be elected, are eligible for election as directors of eLoyalty. The business to be conducted at an annual meeting is limited to business brought before the meeting by, or at the direction of, the board or by a stockholder who has given timely written notice to the Secretary of his or her intention to bring such business before such meeting.

Notice of a stockholder nomination or other business to be brought before an annual meeting will be timely only if it is delivered to eLoyalty not earlier than the close of business on the 100th calendar day nor later than the close of business on the 75th calendar day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 calendar days before or more than 75 calendar days after that anniversary date, notice by the stockholder to be timely must be delivered to eLoyalty not earlier than the close of business on the 100th calendar day prior to the annual meeting and not later than the close of business on the later of (1) the 75th calendar day prior to the annual meeting and (2) the 10th calendar day after public announcement is first made by eLoyalty of the date of the annual meeting. Notwithstanding the foregoing, in the event that the number of directors to be elected to the eLoyalty board is increased and there is no public announcement by eLoyalty naming all of the nominees for directors or specifying the size of the increased board made at least 80 calendar days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to eLoyalty not later than the close of business on the 10th calendar day after the public announcement is first made.

Notice of a stockholder nomination to be made at a special meeting at which directors are to be elected will be timely only if it is delivered to us not earlier than the close of business on the 100th calendar day prior to the special meeting, and not later than the close of business on the later of (1) the 75th calendar day prior to the special meeting and (2) the 10th calendar day after public announcement is first made by eLoyalty of the date of the special meeting and of the nominees proposed by the eLoyalty board to be elected at the special meeting.

A stockholder’s notice proposing to nominate a person for election as a director must contain specified information including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of eLoyalty common stock that are owned by the stockholder and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. A stockholder’s notice relating to the conduct of business other than the nomination of directors must contain specified information about that business and about the proposing stockholder, including, without limitation:

•	a brief description of the business the stockholder proposes to bring before the meeting;

•	the reasons for conducting the business at the meeting;

•	the name and address of the stockholder;

•	the class and number of shares of eLoyalty common stock beneficially owned by the stockholder; and

•	any material interest of the stockholder in the business so proposed.

If the chairman or other officer presiding at a meeting determines that a person was not nominated or other business was not brought before the meeting in accordance with the bylaw provisions summarized above, the person will not be eligible for election as a director or the proposed business will not be conducted at the meeting, as the case may be.

Although the bylaws do not give our board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Also, they may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to eLoyalty and our stockholders.

Blank Check Preferred Stock.  Our board of directors has the right to designate the rights and preferences and issue preferred stock without stockholder approval, subject to the rights of any outstanding series of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board of directors is required to make any determination to issue any such stock based on its judgment as to the best interests of the stockholders of eLoyalty, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices. Our board of directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Rights to Purchase Securities and Other Property.  The certificate of incorporation authorizes the eLoyalty board to create and issue rights entitling holders to purchase from us shares of stock or other securities of eLoyalty or any other corporation. The times at which and terms upon which the rights are to be issued would be determined by our board and set forth in the contracts or other instruments that evidence those rights. The authority of the board with respect to such rights includes, but is not limited to, determination of:

•	the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of the rights;

•	provisions relating to the times at which and the circumstances under which the rights may be exercised or sold or otherwise transferred, either together with or separately from any other stock or other securities of eLoyalty;

•	provisions that adjust the number or exercise price of the rights or amount or nature of the stock or other securities or property receivable upon exercise of the rights in the event of a (1) combination, split or recapitalization of any stock of eLoyalty, (2) a change in ownership of eLoyalty’s stock or other securities or (3) a reorganization, merger, consolidation, sale of assets or other occurrence relating to eLoyalty or any stock of eLoyalty, and provisions restricting the ability of eLoyalty to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of eLoyalty under such rights;

•	provisions that deny the holder of a specified percentage of the outstanding stock or other securities of eLoyalty the right to exercise the rights and/or cause the rights held by such holder to become void;

•	provisions that permit us to redeem or exchange the rights; and

•	the appointment of the rights agent with respect to the rights.

This provision is intended to confirm the authority of the board to issue rights to purchase shares of stock or other securities of eLoyalty or any other corporation. For a discussion of the rights plan adopted by our board of directors, see “— Rights Plan.”

Amendment of the Certificate of Incorporation and Bylaws.  Under Delaware law, the stockholders of a corporation have the right to adopt, amend or repeal the bylaws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, under Delaware law if the certificate of incorporation so provides, the bylaws may be adopted, amended, or repealed by the board of directors. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our stock, voting together as a single class, is required to amend provisions of the certificate of incorporation relating to:

•	the prohibition of stockholder action without a meeting;

•	the number, election and term of directors;

•	the removal of directors;

•	the issuance of rights; and

•	the adoption, amendment or repeal of the bylaws by the board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our stock, voting together as a single class.

The vote of the holders of a majority of the voting power of the outstanding shares of our stock is required to amend all other provisions of our certificate of incorporation. The certificate of incorporation further provides that the bylaws may be amended by the eLoyalty board by a majority of the whole board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our stock, voting together as a single class.

These 80% voting requirements have the effect of making more difficult any amendment by stockholders of the bylaws or of any of the provisions of the certificate of incorporation described above, even if a majority of the stockholders of eLoyalty believes that the amendment would be in their best interests.

Other Provisions.  The certificate of incorporation expressly authorizes the board to take such action as it may determine to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with our board and management respecting any transaction that may result in a change in control of eLoyalty, and to contest or oppose any such transaction that the eLoyalty board determines to be unfair, abusive or otherwise undesirable to us, our businesses or our stockholders. In this connection, the certificate of incorporation specifically permits the board to adopt plans or to issue securities of eLoyalty (including common stock or preferred stock, rights or debt securities), which securities may be exchangeable or convertible into cash or other securities on such terms as the board determines and may provide for differential and unequal treatment of different holders or classes of holders. The existence of this authority or the actions that may be taken by the board may deter potential acquirers from proposing unsolicited transactions not approved by the board and might enable the board to hinder or frustrate such a transaction if proposed.

These provisions are included in the certificate of incorporation to confirm and support the authority of the board to take the various actions authorized thereby. The certificate of incorporation is also designed to enable the board to utilize such other tactics or mechanisms as are developed in the future to carry out the general authorization set forth therein.

Section 203 of the Delaware General Corporation Law.  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who is the owner of 15%

or more of the outstanding voting stock of the corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors of eLoyalty, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the certificate of incorporation nor the bylaws of eLoyalty contains any such exclusion.

Rights Plan.  Our board of directors adopted a Stockholder Rights Plan (the “Rights Plan”) on January 26, 2000. Pursuant to the Rights Plan, one preferred stock purchase right (a “Preferred Stock Purchase Right”) is issued and attached to each outstanding share of common stock. If we effect the proposed one-for-ten reverse split of our common stock, each outstanding share of our common stock would have ten Preferred Stock Purchase Rights attached to such post-split share. Each Preferred Stock Purchase Right entitles its holder, under the circumstances described below, to purchase from eLoyalty one one-hundredth of a share of its Series A Junior Participating Preferred Stock, $0.01 par value (the “Series A Preferred Stock”), at an exercise price per Preferred Stock Purchase Right of $160 per Preferred Stock Purchase Rights, subject to adjustment. The initial dividend effecting the distribution of the Preferred Stock Purchase Rights was payable on March 31, 2000 to the stockholders of record on that date. The description and terms of the Preferred Stock Purchase Rights are set forth in a Rights Agreement (the “Rights Agreement”) between eLoyalty and Mellon Investor Services LLC, as Rights Agent.

We amended the Rights Agreement in connection with a 2001 private placement to provide that Technology Crossover Ventures shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement so long as it and its affiliates do not own more than 35% of our outstanding stock and Sutter Hill Ventures shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement so long as it and its affiliates do not own more than 20% of our outstanding stock. The amendment also provides that neither Technology Crossover Ventures and its affiliates nor Sutter Hill Ventures and its affiliates will be deemed to beneficially own any shares of stock as a result of the receipt of rights in the rights offering conducted by us in 2001.

Initially, the Preferred Stock Purchase Rights will be associated with the common stock and evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference. The Preferred Stock Purchase Rights initially will be transferred with and only with underlying shares of common stock. The Preferred Stock Purchase Rights will become exercisable and separately certificated only upon the “Distribution Date,” which will occur upon the earlier of:

•	ten days following a public announcement that a person or group (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock then outstanding (the date of the announcement being the “Stock Acquisition Date”); or

•	ten business days (or later if determined by our board of directors prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the Preferred Stock Purchase Rights associated with such shares.

As soon as practicable after the Distribution Date, separate certificates for the Preferred Stock Purchase Rights will be mailed to holders of record of common stock as of the close of business on the Distribution Date. From and after the Distribution Date, the separate certificates alone will represent the Preferred Stock

Purchase Rights. Except as otherwise provided in the Rights Agreement, only shares of common stock issued prior to the Distribution Date will be issued with Preferred Stock Purchase Rights.

The Preferred Stock Purchase Rights are not exercisable until the Distribution Date and will expire ten years from their issuance unless earlier redeemed or exchanged by eLoyalty as described below.

In the event (a “Flip-In Event”) that a person or group becomes an Acquiring Person, each holder of a Preferred Stock Purchase Right (other than any Acquiring Person and related parties, whose Preferred Stock Purchase Rights will automatically become null and void) will have the right to receive, upon exercise, common stock, or, in some circumstances, cash, property or other securities of eLoyalty, with a value equal to two times the exercise price of the Preferred Stock Purchase Right. The Preferred Stock Purchase Rights may not be exercised following a Flip-In Event while we have the ability to cause the Preferred Stock Purchase Rights to be redeemed. Our ability to redeem the Preferred Stock Purchase Rights is described below.

For example, at an exercise price of $100 per Preferred Stock Purchase Right, each Preferred Stock Purchase Right not owned by an Acquiring Person (or by related parties) following a Flip-In Event would entitle its holder to purchase $200 worth of common stock (or other consideration, as noted above) for $100. Assuming that the common stock had a per share value of $50 at that time, the holder of each valid Preferred Stock Purchase Right would be entitled to purchase 4 shares of Common Stock for $100.

In the event (a “Flip-Over Event”) that, at any time following the Stock Acquisition Date:

•	we are acquired in a merger or other business combination in which eLoyalty is not the surviving entity,

•	we are acquired in a merger or other business combination in which e-Loyalty is the surviving entity and all or part of our common stock is converted into or exchanged for securities of another entity, cash or other property, or

•	50% or more of our assets or earning power is sold or transferred,

then each holder of a Preferred Stock Purchase Right (except Preferred Stock Purchase Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Preferred Stock Purchase Right. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”

The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Preferred Stock Purchase Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	if holders of the Series A Preferred Stock are granted specific rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

With some exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the then current exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise. We may require prior to the occurrence of a Triggering Event that, upon any exercise of Preferred Stock Purchase Rights, a number of Preferred Stock Purchase Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

We may redeem the Preferred Stock Purchase Rights in whole, but not in part, at a price of $0.01 per Preferred Stock Purchase Right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our board of directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of our board of directors authorizing any redemption, the Preferred Stock Purchase Rights will terminate and the only right of the holders of Preferred Stock Purchase Rights will be to receive the redemption price.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of common stock, eLoyalty may exchange the Preferred Stock Purchase Rights (other than Preferred Stock Purchase Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Preferred Stock Purchase Right (subject to adjustment).

Until a Preferred Stock Purchase Right is exercised, its holder, as such, will have no rights as a stockholder of eLoyalty, including, without limitation, the right to vote or to receive dividends. While the distribution of the Preferred Stock Purchase Rights will not result in the recognition of taxable income by our stockholders or us, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

The terms of the Preferred Stock Purchase Rights may be amended by our board of directors without the consent of the holders of the Preferred Stock Purchase Rights. The board of directors could, among other things, lower the thresholds described above to the greater of 10% or .001% more than the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons. Once a person or group has become an Acquiring Person no amendment can adversely affect the interests of the holders of the Preferred Stock Purchase Rights.

The Preferred Stock Purchase Rights have antitakeover effects. The Preferred Stock Purchase Rights will cause substantial dilution to any person or group who attempts to acquire a significant interest in eLoyalty without advance approval from our board of directors. As a result, the overall effect of the Preferred Stock Purchase Rights may be to render more difficult or discourage any attempt to acquire eLoyalty, even if the acquisition would be in the interest of our stockholders. Because we can redeem the Preferred Stock Purchase Rights, the Preferred Stock Purchase Rights will not interfere with a merger or other business combination approved by our board of directors.

Limitation of Liability and Indemnification

eLoyalty’s certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

eLoyalty’s bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, except that no indemnification will be provided to a director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of our board of directors. Our bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our certificate of incorporation, bylaws, agreements, vote of stockholders or disinterested directors or otherwise. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

Transfer Agent

Mellon Investor Services LLC serves as the transfer agent and registrar for our common stock, and as transfer agent, registrar, payment agent and conversion agent for our Series B preferred stock.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences that you should consider with respect to the rights.

General

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis. This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to you, especially if you are subject to special treatment under U.S. federal income tax law. For instance, if you are a bank, a life insurance company, a tax-exempt organization or a foreign taxpayer, this discussion may not cover all relevant tax issues as to you. The discussion is only applicable to you if you hold common stock or Series B preferred stock, acquire the rights pursuant to the terms of the offering, and have held the common stock or Series B preferred stock, as applicable, and will hold the rights and any shares of common stock acquired upon the exercise of rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

Issuance of Rights.  If you hold common stock or Series B preferred stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the rights.

Stockholder Basis and Holding Period of the Rights.  In general, your basis in the rights received in the offering will be zero. If, however, either (i) the fair market value of the rights on their date of issuance is 15% or more of the fair market value (on the date of issuance) of the common stock or Series B preferred stock with respect to which they are received or (ii) you properly elect, on your U.S. federal income tax return for the taxable year in which you receive the rights, to allocate part of the basis of such common stock or Series B preferred stock, as applicable, to the rights, then upon exercise of the rights, your basis in such common stock or Series B preferred stock will be allocated between the common stock or Series B preferred stock, as applicable, and the rights in proportion to the fair market values of each on the date of issuance.

Your holding period with respect to the rights you receive will include your holding period for the common stock or Series B preferred stock with respect to which the rights were distributed.

Lapse of the Rights.  If you allow the rights you receive to expire unexercised, you will not have any basis in your common stock or Series B preferred stock allocated to your rights and thus you will have a zero basis in your rights, you will not recognize any gain or loss on the expiration of your rights, and no adjustment will be made to the basis of the common stock or Series B preferred stock, if any, you own.

Exercise of the Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise.  You will not recognize any gain or loss upon the exercise of your rights. Your basis in the shares of common stock acquired through exercise of the rights will be equal to the sum of the subscription price you paid to exercise the rights and your basis in such rights, if any. The holding period for the shares of common stock acquired through exercise of the rights will begin on the date you exercise your rights.

Distributions on Common Stock Received Upon Exercise of Rights.  You will recognize ordinary dividend income upon the receipt of any dividend or other distribution on the shares of common stock you acquire upon exercise of the rights to the extent of our current and accumulated earnings and profits. If you are a non-corporate holder, dividends paid out of current or accumulated earnings and profits will be a qualified dividend and under current law will be taxed at preferable rates applicable to long term capital gains. If you are a corporate holder, dividends deemed to have been paid out of our current and accumulated earnings and profits will be eligible for the 70 percent dividends received deduction under Section 243 of the Code, subject to certain holding period requirements and the limitation regarding debt-financed portfolio stock. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your shares of common stock acquired upon exercise of the rights, and thereafter will constitute capital gain. If you are a corporate holder, you will be required to reduce your basis in such shares of common stock (but not below zero) in the event any dividends on such shares of common stock constitute “extraordinary dividends,” as defined in Section 1059 of the Code, if you have not held such shares of common stock for more than two years at the time of such extraordinary dividend; if the amount of the required reduction exceeds your basis in such shares of common stock, such excess would be treated as capital gain.

Sale of Common Stock Acquired Upon Exercise of Rights.  If you sell or exchange shares of common stock acquired upon exercise of the rights, you generally will recognize gain or loss on the transaction equal to the difference between the amount realized and your basis in the shares of common stock. Such gain or loss upon the sale of the shares will be long-term or short-term capital gain or loss, depending on whether the shares have been held for more than one year. Under current law, non-corporate holders are taxed at a maximum rate of 15% on long term capital gains. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Under the backup withholding rules of the Code, you may be subject to backup withholding with respect to payments of dividends and proceeds from the sale, exchange or redemption of our shares unless you (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact, or (ii) provide a correct taxpayer identification number and certify under penalties of perjury that the taxpayer identification number is correct and that you are not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules will be credited against your U.S. federal income tax liability. We may require you to establish your exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

Backup withholding is imposed at a rate of 28% for payments made after 2005 and through 2010, and 31% for payments made after 2010.

The foregoing summary is included for general information only. Accordingly, you are urged to consult with your own tax advisor with respect to the tax consequences of this offering applicable to your own particular tax situation, including the application and effect of state and local income and other tax laws.

PLAN OF DISTRIBUTION

On or about November 21, 2006, we will distribute the rights, rights certificates and copies of this prospectus to individuals who owned shares of common stock or Series B preferred stock of record as of the close of business on November 20, 2006, the record date for the rights offering. If you wish to exercise your rights and purchase shares of common stock, you should complete the rights certificate and return it with payment for the shares, to the subscription agent See “The Rights Offering — Method of Exercising Rights.”

We have agreed to pay the subscription agent a fee of approximately $15,000, plus certain expenses. We have also agreed to pay ThinkEquity Partners LLC a fee of $50,000 for investment banking services in connection with the rights offering. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the rights offering will be approximately $250,000.

LEGAL MATTERS

The validity of the subscription rights and the common stock issuable upon exercise of the rights will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we close this offering, including all filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2006, July 1, 2006 and September 30, 2006;

•	our Current Reports on Form 8-K and amendments thereto filed with the SEC on April 20, 2006, May 9, 2006, May 16, 2006, June 14, 2006, November 8, 2006 (relating to Items 8.01 and 9.01 of Form 8-K), November 13, 2006 and November 20, 2006; and

•	the description of our common stock contained in our Registration Statement on Form 8-A for our common stock, including any amendments or reports filed for the purpose of updating that description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

150 Field Drive, Suite 250
Lake Forest, Illinois 60045
(847) 582-7000
Attention: Corporate Secretary

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, prospectus and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at www.eLoyalty.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website is not, and should not be considered, part of this prospectus and is not incorporated by reference into this document.